Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Shawn A. Hendricks

(215) 564-8778

shendricks@stradley.com

January 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Elizabeth M. Bentzinger

Re:       Mutual Fund & Variable Insurance Trust (“Registrant”)
File Nos. 033-11905; 811-05010

Dear Ms. Bentzinger:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on December 13, 2023 with regard to Post-Effective Amendment No. 217 under the Securities Act of 1933, as amended, and Amendment No. 218 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-23-005736), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 26, 2023 (the “Amendment”), relating to Rational Real Assets Fund (f/k/a Rational Inflation Growth Fund), a series of the Registrant (the “Fund”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Philadelphia | Washington | New York | Chicago

Ms. Elizabeth M. Bentzinger
U.S. Securities and Exchange Commission
January 12, 2024

General

1.	Comment: Please update the Fund’s name on EDGAR from Rational Inflation Growth Fund to Rational Real Assets Fund with the 485(b) filing.

Response:	The Registrant will update the name as requested.

Prospectus

Fee Table

2.	Comment: Given that the investment advisory fee was decreased, please note that if the investment adviser would like to increase the fee again it would be subject to shareholder approval.

Response:	The Registrant acknowledges the comment and would take this into consideration should there be a desire to change the investment advisory fees in the future.

Principal Investment Strategies

3.	Comment: In the Principal Investment Strategies section, with respect to the Fund’s 80% policy to invest in “real assets,” please describe the Fund’s criteria for determining whether a company has sufficient ties within a given sector. For example, companies could be chosen because they receive 50% of their revenues or profit from activities within that sector, or they devote 50% of their assets to that sector.

Response:	The Registrant has added the following disclosure:

A third-party service provider retained by the Sub-Adviser determines whether a company falls within the energy, materials, industrials, real estate and utility sectors based on the Global Industry Classification Standard.

Principal Investment Risks

4.	Comment: If there is any portfolio repositioning anticipated due to the change in the principal investment strategies that will result in higher portfolio turnover, please disclose that with a portfolio turnover risk in the principal investment risks.

Response:	The Registrant has considered the Fund’s portfolio composition as a result of the change in principal investment strategy and determined that the addition of a portfolio turnover risk as a principal investment risk would not be appropriate due to the minimal amount of resulting portfolio turnover

Ms. Elizabeth M. Bentzinger
U.S. Securities and Exchange Commission
January 12, 2024

from the repositioning. Any year-over-year change to portfolio turnover as of the fiscal year-end will be appropriately disclosed in the SAI in accordance with Form N-1A.

5.	Comment: The Principal Risks are listed alphabetically. Please consider the SEC Staff’s request that the Principal Risks be listed in order of importance.

Response:	Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

6.	Comment: Please consider removing the Limited History of Operations Risk from the Principal Risks.

Response:	The Registrant has removed the risk disclosure as requested.

Additional Information about the Fund’s Investment Strategies and Related Risks

7.	Comment: In the Principal Investment Strategy disclosure, it says, “[t]he Fund’s main strategy is discussed in the Summary Section for the Fund…”. Please clarify that is described in the Summary Section and below because the Item 9 section also has the Principal Investment Strategy disclosure.

Response:	The Registrant has revised the Item 9 disclosure as requested.

8.	Comment: In the chart under Principal Investment Risks, there is an “Energy and Infrastructure Industry Risk” that is labeled as a principal investment risk, but it is not included as a Principal Investment Risk in the Item 4 section. Please reconcile whether this is a principal risk of the Fund and revise the registration statement accordingly.

Response:	The Registrant has removed this risk.
9.	Comment: On page 36, there is a “Segregation Risk.” Please confirm whether this is still applicable post-adoption of Rule 18f-4 and revise accordingly.

Response:	The Registrant has removed this risk.

Statement of Additional Information (“SAI”)

Investment Restrictions

Ms. Elizabeth M. Bentzinger
U.S. Securities and Exchange Commission
January 12, 2024

10.	Comment: On page 3, the disclosure in the first paragraph states “Except as discussed below, the Fund will consider the concentration of underlying investment companies when determining compliance with its own policy.” Please consider replacing “concentration” with “investments.”

Response:	The Registrant has revised the disclosure as requested.

Appendices

11.	Comment: The Appendices seem to be labeled incorrectly. Please review and revise accordingly.

Response:	The Registrant has revised the labeling of the Appendices as requested.

Part C

12.	Comment: Please confirm that there will be an updated Auditor’s Consent.

Response:	The Registrant confirms that there will be an updated Auditor’s Consent included with the 485(b) filing.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Michael O’Hare at (215) 564-8198.

Very truly yours,

/s/ Shawn A. Hendricks

Shawn A. Hendricks